September 11, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Jessica Livingston Justin Dobbins

Re:	Northrim BanCorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 000-33501
Dear Ms. Livingston:
On behalf of our client, Northrim BanCorp, Inc., an Alaska corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, reference is made to your letter dated July 17, 2008, containing certain comments regarding the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2007, filed on March 14, 2008. We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit in response the proposed actions indicated below. For ease of reference, each of your comments is set forth below with our response set forth immediately below.
Staff’s Comment No. 1 : Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7, Critical Accounting Estimates
In future filings, please include a separate description of each critical accounting estimate or assumption, involving a high level of subjectivity and judgment, which underlie each of the company’s critical accounting measurements, such as for determining the adequacy of the allowance for loan losses and the valuation of the investment portfolio. The disclosure should address the following:

Securities and Exchange Commission
September 11, 2008

•	Describe the methodology underlying each critical accounting estimate.

•	Identify where and how each critical accounting estimate affects the company’s reported financial results, financial condition and changes in financial condition, and when material, identify the affected line items.

•	Discuss, if applicable, why you could have chosen in the current period alternate estimates that would have had a materially different impact on your financial presentation.

•	Discuss, if applicable, why the accounting estimate may change in future periods and describe the impact on your financial statements.
Refer to the examples provided in Item III.D of the Commission’s Proposed Release Nos. 33-8098 and 34-45907.
Response:
Please be advised that the Company will address these items in future filings and that it has addressed these items in Note 5 to the Consolidated Financial Statements (page 10) and in the section titled “Critical Accounting Policies (pages 16 and 17) in the Management Discussion and Analysis in the Company’s Form 10-Q for the quarter ended June 30, 2008 filed with the Commission on August 11, 2008.
Staff Comment No. 2: Form 10-K for the Fiscal Year Ended December 31, 2007, Analysis of the Allowance for Loan Losses, page 14
We note that in 2007 the allowance for loan losses was $11.7 million, a $360,000 decrease as compared to 2006 resulting from increased nonperforming loans, a provision of $5.5 million and net charge-offs of $6.1 million. According to the. “Loans and Lending Activities” section on page 20 of the company’s March 31, 2008 Form 10-Q, we note that as of March 31, 2008 nonperforming loans increased to $15 million as compared to $11 million as of December 31, 2007 and the ratio of the allowance to nonperforming loans decreased to 84% as compared to 104% as of December 31, 2007. Considering the apparently increased credit risk characteristics of your loan portfolio, please tell us and in future filings discuss:
•	The reasons for the increased levels of nonperforming construction and land development projects and if this is indicative ‘of an economic trend that is expected to affect the company’s future operations, cash flow and liquidity.

•	The consideration given, in evaluating the appropriateness of the allowance for loans losses, to the extent to which the nonperforming loans are fully or partially collateralized and the nature of the underlying collateral.

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September 11, 2008

•	The frequency for which the company obtained updated appraisals for your relatively higher risk commercial and construction loans, which are 59% of your loan portfolio and the majority of your nonperforming loans and charge-offs.

•	Any material changes in the credit characteristics of the loan portfolio as a result of the acquisition of Alaska First in October 2007 stated in Note 2 on page 40.
Response:
The increase in nonperforming loans between December 31, 2007 and March 31, 2008 in general has been caused by an increase in nonperforming residential construction and land development loans which have increased due to several factors. First, there has been a slowdown in the residential real estate sales cycle in the Company’s major markets that has been caused, in part, by more restrictive mortgage lending standards that has decreased the number of eligible purchasers for residential properties. Second, the slowdown in the sales cycle has led to slower absorption of residential lots. Third, a number of the Company’s residential construction and land development borrowers have been unable to profitably operate in this slower real estate market. As noted above, as a result of the slower residential real estate market, the Company expects that its level of lending in this sector will decrease which will lead to a lower level of earnings from this portion of its loan portfolio, which in turn could decrease the Company’s overall cash flow and liquidity levels.
In determining its total Allowance, the Company first estimates a specific allowance for impaired loans. For loans that are collateral-dependent (which is substantially all of the Company’s impaired loans), this analysis is based upon a specific analysis for each impaired loan, including appraisals on loans secured by real property, management’s assessment of the current market, recent payment history and an evaluation of other sources of repayment. The non-performing construction and land development loans referenced in the Staff’s comments are assessed as part of this element of our Allowance process.
With regard to our appraisal process, the Company obtains appraisals on real and personal property that secure its loans during the loan origination process in accordance with regulatory guidance and its loan policy. The Company obtains updated appraisals on loans secured by real or personal property based upon its assessment of changes in the current market or particular projects or properties, information from other current appraisals, and other sources of information. The Company uses the information provided in these updated appraisals along with its evaluation of all other information available on a particular property as it assesses the collateral coverage on its performing and nonperforming loans and the impact that may have on the adequacy of its Allowance.
In October 2007, the Company acquired $13.2 million in loans as a part of its acquisition of Alaska First Bank & Trust, N.A. (“Alaska First”). The Company has determined that acquisition of these loans did not cause any material changes in the risk characteristics of the Company’s loan portfolio.

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September 11, 2008

Please be advised that the Company will address these items in future filings.
Staff Comment No. 3: Form 10-K for the Fiscal Year Ended December 31, 2007, Analysis of the Allowance for Loan Losses, page 14
We refer to the last paragraph on page 14 that states the increase in nonperforming loans and potential problem loans has been factored into the company’s methodology for analyzing its allowance for loan losses. In future filings, please expand your discussion regarding your methodology for determining the appropriateness of the allowance for loan losses to include the following:
•	A SFAS 5 assessment with respect to estimated unidentified losses on pools of loans with similar graded credit characteristics.

•	If loans are grouped by pool or by grading within type to estimate unidentified probable losses, the basis for these groupings and the methods for determining the loss factors to be applied to these grouping should be described.

•	A SFAS 114 credit risk analysis with respect to losses on specific evaluations of known loss in individual loans.

•	The basis for estimating the impact of environmental factors, such as local and economic conditions, trends in delinquencies and losses, and credit concentrations such as in high risk construction loans, whether through modifying loss factors or through a separate allowance element should be discussed.

•	The extent to which the company obtains current appraisals on collateral of relatively higher risk commercial and construction loans.
Response:
Please be advised that the Company will address these items in future filings and has addressed these items in Note 5 to the Consolidated Financial Statements (page 10) and in the sections titled “Nonaccrual, Accruing Loans 90 Days or More Past Due and Restructured Loans” (page 28) and “Analysis of Allowance for Loan Losses and Loan Loss Provision” (page 29) in the Management Discussion and Analysis in the Company’s Form 10-Q for the quarter ended June 30, 2008 filed with the Commission on August 11, 2008.
Comment No. 4: Form 10-K for the Fiscal Year Ended December 31, 2007, Recent Accounting Pronouncements, page 26
We note the company states it believes the adoption of the issuance of SFAS 141R, SFAS 157, and SFAS 160 will not have a significant impact on its financial statements. Please tell us and in

Securities and Exchange Commission
September 11, 2008

future filings expand the disclosure required by SAB 103, Topic 11, M to disclose the following:
•	A brief description of the new standard, the date that adoption is required and the date that the company plans to adopt it, if earlier adoption is permitted.

•	A discussion of the methods of adoption allowed by the standard and the method expected to be used by the company, if it has already been determined.

•	In addition to the discussion of the impact that the adoption of the standard is expected to have on the company’s financial statements, disclose the potential impact that might result from adoption of the standard, such as technical violations of debt covenants.
Response:
In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141(revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS 141R requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS 141R is effective for new acquisitions consummated on or after January 1, 2009 and early adoption is not permitted. The Company does not expect that adoption of SFAS 141R will impact the Company’s financial condition and results of operations or otherwise materially impact the Company.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies whenever assets or liabilities are required or permitted to be measured at fair value under currently existing standards. No additional fair value measurements are required under this Statement. The Company adopted SFAS 157 on January 1, 2008 and there was no material effect on its results of operations or otherwise.
In December 2007, the Financial Accounting Standards Board issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160

Securities and Exchange Commission
September 11, 2008

is effective for the Company’s financial statements for the year beginning on January 1, 2009 and earlier adoption is not permitted. The Company does not expect that adoption of SFAS 160 to have a material impact on the Company’s financial condition and results of operations or otherwise materially impact the Company.
Please be advised that the Company will include such expanded disclosure regarding these items in future filings and that it has addressed these items in Note 2 to the Consolidated Financial Statements (pages 8 and 9) in the Company’s Form 10-Q for the quarter ended June 30, 2008 filed with the Commission on August 11, 2008.
Comment No. 5: Financial Statements for the Period Ended December 31, 2007, Note 1. Organization and Summary of Significant Accounting Policies, page 37
We note the company has subsidiaries that provide investment advisory services, insurance brokerage services, mortgage lending and wealth management services. Please tell us and disclose in future filings your consideration of providing the segment reporting information required by SFAS 131 and related MD&A disclosure.
Response:
Please be advised that based upon a review of the quantitative and qualitative requirements of SFAS 131, the Company believes that it operates as one segment and that separate segment reporting and related MD&A disclosure is not required for these services. Our conclusion is based on the following analysis:
Paragraph 10 of SFAS 131 provides the definition of an operating segment as a component of an enterprise:
(a)	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

(b)	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and

(c)	For which discrete financial information is available.
To apply Statement 131, an essential first step is to identify the CODM. SFAS 131 indicates that the CODM is the function (not necessarily one person) that is responsible for allocating resources to, and assessing the performance of, the segments of an enterprise (SFAS 131, ¶12). In the case of the Company, the CODM is the CEO.
Next, in accordance with paragraphs (b) and (c) above, an evaluation of reporting to the CODM

Securities and Exchange Commission
September 11, 2008

must be performed. This includes reports to the CODM regarding a component’s operating results on a quarterly or more frequent basis, financial results provided to the Board of Directors or financial presentations given to investors, analysts or the media.
Per a review of the information provided to the CODM, it is clear that the CODM reviews information, and assesses resource allocation, on a consolidated basis. Discrete financial information is not provided for any of the service lines (including insurance brokerage, mortgage lending and wealth management) other than the separate revenue lines within Other Operating Income. No expense or profitability information is regularly reviewed by the CODM for these service lines.
Further supporting management’s view that it operates as one segment (as defined by SFAS 131), both the aggregate revenue earned through, and total assets of, the insurance brokerage, mortgage lending and wealth management activities are less than 10% of the Company’s consolidated total revenue and total assets. Profitability is not tracked on an individual or aggregate basis for these service lines. As such, these activities are below the 10% threshold set forth in paragraph 18 of SFAS 131.
Below is a summary of financial information for the Company’s investments for the year ended 12/31/2007:
(Dollars in thousands)

	Total revenue	Net income	Total assets

Bancorp	59,650	11,658	1,014,714

RML	454	104	4,389
% of Bancorp	0.76%	0.90%	0.43%

Elliott Cove	(37)	(26)	644
% of Bancorp	-0.06%	-0.22%	0.06%

PWA	(105)	(69)	1,802
% of Bancorp	-0.18%	-0.59%	0.18%

NBG	659	202	963
% of Bancorp	1.10%	1.73%	0.09%

Total	971	211	7,798
% of Bancorp	1.63%	1.81%	0.77%

Based on the level of reporting to the Company’s CODM and the quantitative analysis above, segment reporting is not required.
Please be advised that we will disclose in future filings and have disclosed in Note 1 of the Company’s Form 10-Q for the quarter ended June 30, 2008 filed with the Commission on August 11, 2008 our consideration of providing the segment reporting information required by SFAS 131 and related MD&A disclosure.
Staff Comment No. 6: Part III, Item 10. Directors and Executive Officers of the Registrant, Executive Officers, page 6 of Definitive Proxy Statement on Schedule 14A

Securities and Exchange Commission
September 11, 2008

In future filings, please describe the business experience during the past five years of Messrs. Beedle and Hartung. Refer to Item 401(e)(1) of Regulation S-K.
Response:
Please be advised that the Company will describe the business experience of Messrs. Beedle and Hartung in future filings in Part III of its Annual Report on Form 10-K consistent with Item 401(e)(1) of Regulation S-K, or in its definitive proxy statement as permitted by Instruction G.(3) of Form 10-K.
Staff Comment No. 7: Item 11. Executive Compensation, Compensation Discussion and Analysis, page 7 of Definitive Proxy Statement Schedule 14A
In future filings, with respect to performance based annual bonuses, please disclose and discuss the specific performance targets relating to return on equity, the ratio of expenses to assets, net income as compared to budget, earning per share growth and asset quality and how the company’s annual bonus awards are structured around such performance targets. Refer to Item 402(b)(2)(v)-(vi) of Regulation S-K. If you did not disclose the performance targets because you determined that they were confidential due to the potential for competitive harm to Northrim BanCorp, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, provide us with your confidentiality analysis supplementally and include detailed disclosure analyzing the level of difficulty necessary to reach each of the targets contemplated by the Instruction. For more information on the confidentiality of targets, please refer to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.
Response:
Summary:
The Company believes that the Company’s specific performance targets with respect to performance based annual bonuses based on the ratio of expenses to assets, net income as compared to budget, earning per share growth and asset quality (collectively, the “Information”) constitute confidential commercial or financial information that, if disclosed, would cause substantive competitive harm. In future filings, the Company will include, for excluded targets, more descriptive disclosures of the level of difficulty, or ease, associated with achieving performance goals, as required by Instruction 4 to Item 402(b).
Background:
The Company has historically not included a specific performance target with respect to the Information in its proxy statement or other filings (including those filings disclosing the setting of performance measures), due to the risk of competitive harm if such specific targets are disclosed. The specific performance targets for participants in the Company’s Executive Incentive Plan are set by the Company’s Compensation Committee and evaluated annually.

Securities and Exchange Commission
September 11, 2008

Historically, the Compensation Committee set the performance targets in connection with the Company’s strategic plan, with the goal of maximizing shareholder returns. The Compensation Committee believes that since the performance targets correspond to the Company’s budgeted goals, the named executive officers (“NEO’s”) are incentivized to cause the Company to achieve its budgeted goals. In the experience of the Compensation Committee members and the Company’s management, it is common for these goals to be in alignment and most industry participants and observers would expect this alignment. Although the difficulty of achieving the performance targets set by the Compensation Committee may vary and the Compensation Committee may change target criteria from time to time, it is reasonable to assume that there will be some predictability and normalcy to the performance bonus programs to give NEO’s and the Compensation Committee the ability to consider and measure performance on a consistent basis over multiple periods.
Given that the performance targets and the Company’s budgeted goals are historically identical each year, a competitor’s knowledge of the specific performance targets for past years would give the competitor helpful information to assist in predicting certain aspects of the Company’s estimated budget and financial expectations.
The Information is developed strictly for internal planning purposes and is not disclosed publicly by the Company in any form. The Company considers the Information and the factors that go into the calculation of such Information, to be its confidential, proprietary information. The Company believes that public disclosure of the Information, whether disclosed in its proxy statement or otherwise, would substantially harm the Company’s competitive position.
Legal Framework:
The Commission has set forth the procedures and standards under which it will consider a request for confidential treatment in Rule 24b-2 and 17 C.F.R. § 200.80. Pursuant thereto, a request for confidential treatment must specify the particular exemption from the Freedom of Information Act (“FOIA”) providing the grounds upon which it relies (Rule 24b-2; 17 C.F.R. § 200.80; 5 U.S.C. § 552). Among other items, the FOIA exempts from its public disclosure requirements “trade secrets or commercial or financial information obtained from a person and privileged or confidential” which otherwise public agencies must make available to the public (5 U.S.C. § 552(b)(4) (“FOIA Exemption 4”). The Company believes that the Information fits within the three prong test under FOIA Exemption 4 because it is (a) trade secrets or commercial or financial information, (b) obtained from a person and (c) privileged or confidential. See, Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (“Public Citizen Health Research Group”).
     (a) Commercial or Financial Information. As stated in Public Citizen Health Research Group, the D.C. Circuit Court has “consistently held that the terms ‘commercial’ and ‘financial’ in FOIA Exemption 4 should be given their ordinary meanings.” Id. at 1290. Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See, American

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September 11, 2008

Airlines, Inc. v. National Mediation Board, 588 F.2d 863 (2d Cir. 1978); Public Citizen Health Research Group. Examples of commercial or financial information include, among other things, pricing arrangements, development fees, license terms and fees, royalties, warranty provisions, engineering support agreements and other commercial details.
     (b) Obtained from a Person. The definition of the term “person” includes, among other things, an individual, a corporation, a partnership, an unincorporated association and a trust. See, Comstock International (U.S.A.), Inc. v. Export-Import Bank of the United States, 464 F. Supp. 804, 806 (D.D.C. 1979) (citing 5 U.S.C. § 551(2)).
     (c) Privileged or Confidential. The last prong of the test for confidentiality under FOIA Exemption 4 requires that the Information be privileged or confidential. When, as here, information is required to be disclosed to the Government, information is “confidential” for purposes of FOIA Exemption 4 if such disclosure would be likely either (1) to impair the Government’s ability to obtain necessary information in the future or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained. McDonnell Douglas Corp., 180 F.3d at 305; National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). To satisfy the second prong of this test, evidence revealing actual competition and the likelihood of substantial competitive injury is sufficient to demonstrate the need for confidentiality. CAN Fin. Corp. v. Donovan, 830 F.2d 1132, 1152
D.C. Cir. 1987); Public Citizen Health Research Group, 704 F.2d at 1291; Allnet Communication Services, Inc. v. Federal Communications Commission, 800 F. Supp 984, 988 (D.D.C. 1992).
Analysis:
The Company believes that the Information would fall within the standards for granting confidential treatment under Rule 24b-2 and 17 C.F.R. § 200.80.
     (a) The Information clearly constitutes “commercial or financial information” of the Company, since it was developed in connection with establishing compensation levels for its NEO’s and derived from internal analyses and projections of the Company’s performance.
     (b) The Information was developed by the Company, which is a “person” for purposes of the FOIA exemption.
     (c) Release of the Information would be likely to cause substantial harm to the Company’s competitive position. The goals embodied in the Information are based on the Company’s internal analyses and projections of its performance and reflects the Company’s business strategy for past years, which is largely consistent with it business strategy for the coming fiscal year. The principal factors that drive the Information include the Company’s expectations of loan production activity during the coming year, the types of loans that will be

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generated, the pricing of its loans, the volume of loan sales and gain on sale of loans, amounts of loan losses, growth in deposits and deposit pricing. Also embodied in the Information is the Company’s expectations of the overall lending and deposit-taking environments, the levels and movements of interest rates, competitive conditions in the Company’s markets and other economic factors.
Third parties could use past years’ Information (and the financial information that could be derived from the targets as described above), to the Company’s competitive disadvantage and commercial harm as follows:
If the Company disclosed its net income to budget target, then its competitors would have specific information on its budget, since the performance criteria is a percentage of actual to budgeted net income. By comparing the Company’s actual performance with disclosures about its budget, the Company’s competitors could deduce the Company’s budget. Also, the Company’s competitors could use the earnings per share performance criteria along with the net income to budget target to deduce the current period budget for the Company and compare that on a quarterly basis in the current year. This information could be used to predict or react to pricing initiatives of the Company for its deposit and loan products as well as its other services.
If the Company disclosed the criteria for its nonperforming loans to loans, then its competitors would know the Company’s goals in this area versus its current performance levels. The Company’s competitors could use this information to more effectively compete against the Company by adjusting their loan strategies in relation to the Company’s actual performance as compared to these targets.
If the Company disclosed the operating expenses to average assets criteria, then its competitors could gain information on the goals and plans that the Company has for the current and future levels of its expenses the largest of which are salary and benefits expenses for its employees. The Company’s competitors could use this information to more effectively compete against the Company for its employees or in marketing campaigns or in many other areas covered by the general expenses in this performance category.
Future Filings’ Disclosure of Performance Targets:
In the event disclosure of the Information in future filings would cause competitive harm such that the Company may omit the targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, then in such future filings (i) the Company will disclose how difficult it would be for the NEOs or how likely it will be for the Company to achieve the undisclosed target levels or other factors, (ii) general statements regarding the level of difficulty or ease associated with achieving performance goals will not be sufficient, and (iii) in discussing how difficult it will be for a NEO or how likely it will be for the Company to achieve the target levels or other factors, the Company will provide as much detail as necessary without providing information that would result in competitive harm.

Securities and Exchange Commission
September 11, 2008

Staff Comment No. 8: Item 11. Executive Compensation, Compensation Discussion and Analysis, page 7 of Definitive Proxy Statement Schedule 14A
It appears that the company benchmarks certain elements of compensation to its peers. In future filings, please (i) identify the component companies that make up the compensation peer group or groups, (ii) describe how the committee used compensation information in determining compensation or compensation ranges for each of the compensation components and (iii) disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
Response:
Please be advised that the Company will address this item in future filings in Part III of its Annual Report on Form 10-K consistent with Item 402(b)(2) of Regulation S-K, or in its definitive proxy statement as permitted by Instruction G.(3) of Form 10-K.
Staff Comment No. 9: Item 11. Executive Compensation, Compensation Discussion and Analysis, page 7 of Definitive Proxy Statement Schedule 14A
We note that the company identifies the compensation consultant engaged for certain periods, but not for 2007. In future filings, to the extent the company used a compensation consultant in any of the reported periods, please identify and discuss the role of any compensation consultants engaged by the company during a period addressed in the compensation discussion and analysis.
Response:
Please be advised that to the extent the Company uses a compensation consultant in any of the reported periods, the Company will identify and discuss the role of such compensation consultants engaged by the Company during the applicable period in the compensation discussion and analysis in future filings.
Staff Comment No. 10: Item 13. Certain Relationships and Related Transactions, Interest of Management in Certain Transactions, page 30 of Definitive Proxy Statement on Schedule 14A
In future filings, please include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify that the loans were on the same terms, including interest rates and collateral, as those available to other persons not related to the lender. Also, avoid qualifying the representations by including terms like “in the opinion of management.”
Response:
Please be advised that the Company will avoid qualifying the representations in future filings with

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terms such as “in the opinion of management”. Outside of the qualifying statement, the Company believes that it has complied with instruction 4(c) to Item 404(a) of Regulation S-K in its statement on page 30 that “All transactions between Northrim Bank and directors, executive officers, and their associates were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and in the opinion of management did not involve more than the normal risk of collectibility or present other unfavorable features.”
Staff Comment No. 11: Part IV, Exhibits 31.1 and 31.2, Section 302 Certifications
We note that paragraphs 2, 3 and 4 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, the certifications include references to the “annual report” rather than referring to only the “report”. In future filings, please ensure that the certifications arc in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.
Response:
Please be advised that the Company will ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations (see Exhibits 31.1 and 31.2 to the Company’s Form 10-Q for the quarter ended June 30, 2008 filed with the Commission on August 11, 2008).
*****
On behalf of the Company, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (425) 646-6141 or my colleague Ryan York at (206) 757-8178 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Securities and Exchange Commission
September 11, 2008

Very truly yours,
Davis Wright Tremaine LLP
/s/ Sandra Gallagher-Alford
Sandra Gallagher-Alford
Enclosures

cc:	Joseph M. Schierhorn, Chief Financial Officer, Northrim BanCorp, Inc.